Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Six Months Ended	Fiscal Year Ended April 30,
	October 31, 2011	2011	2010	2009	2008	2007
Earnings
Income from continuing operations	$2,448	$4,391	$5,155	$10,388	$14,459	$14,335
Add:
Combined fixed charges and preferred distributions (see below)	33,458	67,882	71,497	72,027	66,317	61,280
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	14	180	(22)	40	136	26
Interest capitalized	(29)	(57)	(19)	(912)	(506)	(69)
Preferred distributions	(1,186)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$34,705	$70,024	$74,239	$79,171	$78,034	$73,200

Fixed charges
Interest expensed	$32,243	$65,453	$69,106	$68,743	$63,439	$58,839
Interest capitalized	29	57	19	912	506	69
Total Fixed charges	$32,272	$65,510	$69,125	$69,655	$63,945	$58,908
Preferred distributions	1,186	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$33,458	$67,882	$71,497	$72,027	$66,317	$61,280

Ratio of earnings to fixed charges	1.08	1.07	1.07	1.14	1.22	1.24
Ratio of earnings to combined fixed charges and preferred distributions	1.04	1.03	1.04	1.10	1.18	1.19